UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  SYBASE, INC.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    871130100
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 24 Pages

                                                              Page 2 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          850,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    850,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    850,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             1.11%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          850,000
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    850,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    850,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             1.11%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          850,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    850,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    850,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             1.11%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         1,050,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          850,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,050,000
    With
                      10     Shared Dispositive Power
                                    850,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,900,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.49%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,800,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,900,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,800,000
    With
                      10     Shared Dispositive Power
                                    1,900,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,700,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             4.84%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,900,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    1,900,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,900,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.49%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          1,347,597
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,347,597
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,347,597

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.76%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          653,103
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           653,103
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    653,103

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             .85%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          2,000,700
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           2,000,700
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,700

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.62%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          2,000,700
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           2,000,700
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,700

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.62%

14      Type of Reporting Person*

               CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          2,000,700
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          850,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           2,000,700
    With
                      10     Shared Dispositive Power
                                    850,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,850,700

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             3.73%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 24 Pages


          This  Amendment  No. 2 to  Schedule  13D  relates  to shares of Common
Stock, $0.001 par value per share (the "Shares"), of Sybase, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated December 2, 1996 and Amendment No. 1 thereto dated January 1, 1997 (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report the recent acquisition of Shares for the accounts of Quantum Industrial Partners LDC ("QIP"), Quantum Partners LDC ("Quantum Partners"), Winston Partners II LDC ("Winston LDC") and Winston Partners II LLC ("Winston LLC"), as a result of which the percentage of Shares of which the Reporting Persons may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)      QIP;

ii)     QIH Management Investor, L.P. ("QIHMI");

iii)    QIH Management, Inc. ("QIH Management");

iv)     Soros Fund Management LLC ("SFM LLC");

v)      George Soros ("Mr. Soros");

vi)     Stanley F. Druckenmiller ("Mr. Druckenmiller");

vii)    Winston LDC;

viii)   Winston LLC;

ix)     Chatterjee Advisors LLC ("Chatterjee Advisors")

x)      Chatterjee Management Company ("Chatterjee Management"); and

xi)     Purnendu Chatterjee ("Dr. Chatterjee").


          Information concerning the executive officers and directors of QIH Management is attached hereto as Annex A and incorporated herein by reference.

          Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex B and incorporated herein by reference.

                                                             Page 14 of 24 Pages




Item 3.   Source and Amount of Funds or Other Consideration.

          Quantum Partners expended approximately $10,827,082 of its working capital to purchase the Shares reported herein as being acquired since January 1, 1997, the date of the last filing by the Reporting Persons on Schedule 13D. QIP expended approximately $10,827,082 of its working capital to purchase the Shares reported herein as being acquired since January 1, 1997, the date of the last filing by the Reporting Persons on Schedule 13D. Winston LDC expended approximately $1,719,003 of its working capital to purchase the Shares reported herein as being acquired since January 1, 1997, the date of the last filing by the Reporting Persons on Schedule 13D. Winston LLC expended approximately $890,239 of its working capital to purchase the Shares reported herein as being acquired since January 1, 1997, the date of the last filing by the Reporting Persons on Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) (i) Each of QIP, QIHMI and QIH Management may be deemed beneficial owner of the 850,000 Shares held for the account of QIP (approximately 1.11% of the total number of Shares outstanding).

         (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 1,900,000 Shares (approximately 2.49% of the total number of Shares outstanding). This number consists of (A) 1,050,000 Shares held for the account of Quantum Partners, and (B) 850,000 Shares held for the account of QIP.

         (iii) Mr. Soros may be deemed the beneficial owner of 3,700,000 Shares (approximately 4.84% of the total number of Shares outstanding). This number consists of (A) 1,800,000 Shares held for his personal account, (B) 1,050,000 Shares held for the account of Quantum Partners, and (C) 850,000 Shares held for the account of QIP.

         (iv) Winston LDC may be deemed the beneficial owner of the 1,347,597 Shares currently held for its account (approximately 1.76% of the total number of Shares outstanding).

         (v) Winston LLC may be deemed the beneficial owner of the 653,103 Shares currently held for its account (approximately .85% of the total number of Shares outstanding).

         (vi) Each of Chatterjee Advisors and Chatterjee Management may be deemed the beneficial owner of 2,000,700 Shares (approximately 2.62% of the total number of Shares outstanding). This number consists of (A) 1,347,597 Shares held for the account of Winston LDC and (B) 653,103 Shares held for the account of Winston LLC.

         (vii) Dr. Chatterjee may be deemed the beneficial owner of 2,850,700 Shares (approximately 3.73% of the total number of Shares outstanding). This number consists of (A) 1,347,597 Shares held for the account of Winston LDC, (B) 653,103 Shares held for the account of Winston LLC and (C) 850,000 Shares held for the account of QIP.

                                                             Page 15 of 24 Pages

     (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 850,000 Shares held for the account of QIP.

         (ii) Pursuant to the contract between Quantum and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 1,050,000 Shares held for the account of Quantum Partners.

         (iii) Pursuant to the contract between Quantum and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,050,000 Shares held for the account of Quantum Partners.

         (iv) Mr. Soros holds the sole power to vote and to dispose of the 1,800,000 Shares held for his personal account.

         (v) Each of Winston  LDC,  Chatterjee  Advisors  (as manager of Winston
LDC), Chatterjee Management (as investment advisor to Winston LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 1,347,597 Shares held for the account of Winston LDC.

         (vi) Each of Winston  LLC,  Chatterjee  Advisors (as manager of Winston
LLC), Chatterjee Management (as investment advisor to Winston LLC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 653,103 Shares held for the account of Winston LLC.

     (c) Except for the transactions disclosed on Annex C hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 1, 1997, the date of the last filing, by any of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any other persons identified in response to Item 2 of the Initial Statement.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

         (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

         (iii) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                             Page 16 of 24 Pages


         (iv) The shareholders of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LDC in accordance with their ownership interests in Winston LDC.

         (v) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LLC in accordance with their ownership interests in Winston LLC.

     (e) Not applicable.

          Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients and the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his account, the accounts of the SFM Clients and the account of QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of Winston LDC and Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Winston LDC and Winston LLC. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP, Winston LDC and Winston LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Dr. Chatterjee has reached understandings with each of Quantum Partners and Mr. Soros pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Quantum Partners that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and it is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits or losses with respect to Shares held for the account of Mr. Soros.

          Except as described above, the Reporting Persons and SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

     (a) Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to Amendment No. 1 and incorporated herein by reference).

     (b) Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to Amendment No. 1 and incorporated herein by reference).

     (c) Joint Filing Agreement dated January 1, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston LDC, Winston LLC,

                                                             Page 17 of 24 Pages


Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee (filed as Exhibit C to Amendment No. 1 and incorporated herein by reference).

     (d) Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein and Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

     (e) Power of Attorney dated May 31, 1995 granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

     (f) Power of Attorney dated October 25, 1996 granted by Winston Partners II LDC in favor of Mr. Peter A. Hurwitz (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

                                                             Page 18 of 24 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 3, 1997            QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By: QIH Management, Inc.,
                                       its General Partner


                                       By:   /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                   QIH MANAGEMENT, INC.


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS


                                    By: /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 19 of 24 Pages

                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   WINSTON PARTNERS II LDC


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


                                   WINSTON PARTNERS II LLC

                                   By: Chatterjee Advisors LLC, its Manager


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


                                   CHATTERJEE ADVISORS LLC


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


                                   CHATTERJEE MANAGEMENT COMPANY


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   PURNENDU CHATTERJEE


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 20 of 24 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship      Principal Occupation       Business Address
----------------------      --------------------       ----------------
Curacao Corporation         Managing Director of       Kaya Flamboyan 9
Company N.V.                Netherlands Antilles       Willemstad
  Managing Director         corporations               Curaco,
  (Netherlands Antilles)                               Netherlands Antilles


Inter Caribbean Services    Administrative services    Citco Building
  Limited                                              Wickhams Cay
  Secretary                                            Road Town
  (British Virgin Islands)                             Tortola
                                                       British Virgin Islands


                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship      Principal Occupation       Business Address
----------------------      --------------------       ----------------
Gary Gladstein              Managing Director of       888 Seventh Avenue
Director and President      SFM LLC                    33rd Floor
(United States)                                        New York, New York 10106

Sean C. Warren              Managing Director of       888 Seventh Avenue
Director, Vice President    SFM LLC                    33rd Floor
and Secretary                                          New York, New York 10106
(United States)

Peter Streinger             Chief Financial Officer of 888 Seventh Avenue
Treasurer                   SFM LLC                    33rd Floor
(United States)                                        New York, New York 10106

Michael C. Neus             Assistant General Counsel  888 Seventh Avenue
Vice President and          of SFM LLC                 33rd Floor
Assistant Secretary                                    New York, New York 10106
(United States)

          To the best of the Reporting Persons' knowledge, except as set forth on Annex B:

          (a)  None of the above persons hold any Shares.
          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 21 of 24 Pages

                                     ANNEX B


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                          Number of Shares
                                                          ----------------
        Scott K. H. Bessent
        Walter Burlock
        Brian J. Corvese
        Jeffrey L. Feinberg
        Arminio Fraga
        Gary Gladstein..................................... 7,000
        Robert K. Jermain
        David N. Kowitz
        Alexander C. McAree
        Paul McNulty
        Gabriel S. Nechamkin
        Steven Okin
        Dale Precoda
        Lief D. Rosenblatt
        Mark D. Sonnino
        Filiberto H. Verticelli
        Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) The consideration used for purchasing the Shares reported above was the personal funds of the Managing Director who purchased such Shares.

          (b) All of the Shares reported above were acquired for investment purposes.

          (c) The Managing Director (i) holds the Shares reported above as being held for his own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since January 1, 1997, the date of the last filing on Schedule 13D by the Reporting Persons.

          (d) None of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 22 of 24 Pages


                                               ANNEX C

                             RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                            SYBASE, INC.

                                  Date of       Nature of        Number             Price
For the Account of              Transaction    Transaction      of Shares         Per Share
------------------              -----------    -----------      ---------         ---------

Quantum Partners LDC/1/         1/02/97          BUY               3,200           17.008
                                1/02/97          BUY               9,375           17.000
                                1/06/97          BUY               3,750           17.000
                                1/06/97          BUY              26,850           17.003
                                1/07/97          BUY              84,375           16.881
                                1/07/97          BUY               9,375           16.855
                                1/08/97          BUY               2,025           17.023
                                1/09/97          BUY               2,425           17.022
                                1/10/97          BUY                 775           17.022
                                1/14/97          BUY              18,750           18.000
                                1/14/97          BUY              30,000           18.018
                                1/15/97          BUY              10,225           18.002
                                1/15/97          BUY              18,750           17.938
                                1/16/97          BUY               6,150           18.023
                                1/22/97          BUY               9,150           18.023
                                1/27/97          BUY              72,500           17.258
                                1/27/97          BUY              11,100           17.332
                                1/27/97          BUY              75,000           17.041
                                1/28/97          BUY               1,600           17.770
                                1/28/97          BUY              20,300           17.701
                                1/28/97          BUY              72,500           17.605
                                1/29/97          BUY              25,000           17.250
                                1/29/97          BUY              27,000           17.220
                                1/30/97          BUY               8,400           17.347
                                1/30/97          BUY               2,500           17.270
                                1/30/97          BUY              12,500           17.332
                                1/30/97          BUY              25,000           17.312
                                1/31/97          BUY              29,750           17.250
                                1/31/97          BUY               6,600           17.273




                                                             Page 23 of 25 Pages

Quantum Industrial
Partners LDC/1/                 1/02/97          BUY               3,200           17.008
                                1/02/97          BUY               9,375           17.000
                                1/06/97          BUY               3,750           17.000
                                1/06/97          BUY              26,850           17.003
                                1/07/97          BUY              84,375           16.881
                                1/07/97          BUY               9,375           16.855
                                1/08/97          BUY               2,025           17.023
                                1/09/97          BUY               2,425           17.022
                                1/10/97          BUY                 775           17.022
                                1/14/97          BUY              18,750           18.000
                                1/14/97          BUY              30,000           18.018
                                1/15/97          BUY              10,225           18.002
                                1/15/97          BUY              18,750           17.938
                                1/16/97          BUY               6,150           18.023
                                1/22/97          BUY               9,150           18.023
                                1/27/97          BUY              72,500           17.258
                                1/27/97          BUY              11,100           17.332
                                1/27/97          BUY              75,000           17.041
                                1/28/97          BUY               1,600           17.770
                                1/28/97          BUY              20,300           17.701
                                1/28/97          BUY              72,500           17.605
                                1/29/97          BUY              25,000           17.250
                                1/29/97          BUY              27,000           17.220
                                1/30/97          BUY               8,400           17.347
                                1/30/97          BUY               2,500           17.270
                                1/30/97          BUY              12,500           17.332
                                1/30/97          BUY              25,000           17.312
                                1/31/97          BUY              29,750           17.250
                                1/31/97          BUY               6,600           17.273

Winston
Partners II LDC/2/              1/02/97          BUY               1,300           17.008
                                1/02/97          BUY               4,200           17.000
                                1/06/97          BUY               1,700           17.000
                                1/06/97          BUY              12,000           17.003
                                1/07/97          BUY              37,400           16.881
                                1/07/97          BUY               4,200           16.855
                                1/08/97          BUY                 900           17.023
                                1/09/97          BUY               1,125           17.022
                                1/10/97          BUY                 375           17.022
                                1/14/97          BUY               8,375           18.000
                                1/14/97          BUY              13,400           18.018
                                1/15/97          BUY               4,600           18.002
                                1/15/97          BUY               8,375           17.938
                                1/16/97          BUY               1,350           18.023




                                                             Page 24 of 24 Pages

Winston
Partners II LLC/2/              1/02/97          BUY                 700           17.008
                                1/02/97          BUY               2,050           17.000
                                1/06/97          BUY                 800           17.000
                                1/06/97          BUY               5,900           17.003
                                1/07/97          BUY              18,850           16.881
                                1/07/97          BUY               2,050           16.855
                                1/08/97          BUY                 450           17.023
                                1/09/97          BUY                 525           17.022
                                1/10/97          BUY                 175           17.022
                                1/14/97          BUY               4,125           18.000
                                1/14/97          BUY               6,600           18.018
                                1/15/97          BUY               2,250           18.002
                                1/15/97          BUY               4,125           17.938
                                1/16/97          BUY               2,750           18.023



-------------------
1. Transactions effected at the direction of SFM LLC.
2. Transactions effected at the direction of Chatterjee Management.
